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June 2, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:		Thomas Jones
Erin Purnell
Charles Eastman
Anne McConnell

	Re:	Voyager Technologies, Inc.
Registration Statement on Form S-1
Filed May 16, 2025
File No. 333-287354
Ladies and Gentlemen:
On behalf of Voyager Technologies, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S.

June 2, 2025

Securities and Exchange Commission (the “Commission”) in its letter dated May 28, 2025 (the “Comment Letter”), relating to the Company’s registration statement on Form S-1 filed with the Commission on May 16, 2025 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.
For ease of review, we have set forth below the comments of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement and all references to page numbers in such responses are to page numbers in the Amended Registration Statement.

June 2, 2025

Registration Statement on Form S-1 filed May 16, 2025
Prospectus Summary
Joint Venture Agreement for Starlab JV, page 20
1.Please file as an exhibit the Joint Venture Agreement entered into on December 23, 2023. If the Second Amended and Restated Limited Liability Company Agreement dated April 2025 has replaced the December 2023 Joint Venture Agreement, please revise your disclosure to clarify this. In addition, we note that Section 2.9 of the April 2025 agreement states that the members intend that Starlab Space LLC shall not be a partnership or joint venture. Noting that you refer to the arrangement as a joint venture in the prospectus, please advise.
The Company respectfully advises the Staff that the arrangement governed by the Joint Venture Agreement functions as a joint venture where the parties collaborate to fulfill the agreement's stated principles. Section 2.9 of the Joint Venture Agreement is intended to clarify and disclaim certain partnership principles that might be implied by common or state law, ensuring that the parties' rights and obligations are solely defined by the Joint Venture Agreement, except for specific tax classifications detailed in Section 2.10.
Summary Consolidated Financial and Other Data, page 34
2.We note you provided per share disclosures; however, the amounts you disclosed do not appear to be consistent with the narrative disclosures in footnote (1). We also note footnote (1) refers to the issuance of shares in this offering which appears to imply a pro forma presentation. Please ensure amounts presented and related disclosures are consistent. Also, given all the anticipated changes to your capital structure prior to the offering, please confirm or explain to us how you intend to comply with SAB Topic 4:C and if/how/where you intend to present additional pro forma per share disclosures.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37-38.
Key Performance Indicators and Non-GAAP Financial Measures, page 35
3.We note your response in prior comment 1, please more fully address the following:
a.Explain your statement that "These services and the related non-cash operating expenses are not supportive of the Company’s revenue generating activities”. Based on the description of the nature of the services being provided in the first paragraph of your response, it is not clear to us how these services would not support revenue generating activities. More specifically address the nature of the services being provided and better describe if and how the expenses being incurred relate to your operations and business strategy.
b.Explain your statement that the services relate to the “development of software infrastructure for use at the corporate level and in the Starlab Space Stations segment”. More specifically address the nature and extent of the infrastructure, including your accounting for any other costs related to the infrastructure that you incurred or expect to incur that are in addition to the expenses incurred under the service agreement.

June 2, 2025

c.Explain your expectations regarding the need to continue to obtain services subsequent to the expiration date of this service agreement.
d.If applicable, tell us the extent to which any services provided under the service agreement are related to the grant funding you have received or expect to receive.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41, 115 and 120 to remove non-cash services from the calculation of Adjusted EBITDA.
Principal Stockholders, page 71
4.In your next amendment, please complete the beneficial ownership table and related information, including on the cover page.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 176.
Consolidated Financial Statements
Condensed Consolidated Statements of Operations, page F-3
5.Please present net losses applicable to common stock on the face of the statements of operations since such amounts appear to be materially different, in quantitative terms, from reported net losses. The amounts presented should be computed for each period presented as net losses less dividends on preferred stock, including undeclared or unpaid dividends, if cumulative. Refer to SAB Topic 6:B.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-4 and F-22.
10. Segment Reporting, page F-12
6.We note your response to prior 2. Given the requirements of ASC 280-10-50-32, please revise your interim financial statements to include the disclosures related to significant segment expenses required by ASC 280-10-50-26A and 50-26C, similar to the disclosures in your annual financial statements.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-13-15.
Exhibits
7.Please file all remaining exhibits in your next amendment. Please be advised that we may have comments on such exhibits once filed.
Response: The Company acknowledges the Staff’s comment and has filed all remaining exhibits with the Amended Registration Statement.
* * *

June 2, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin

Michael Benjamin
of LATHAM & WATKINS LLP

cc:
Dylan Taylor, Chief Executive Officer, Voyager Technologies, Inc.
Phil de Sousa, Chief Financial Officer, Voyager Technologies, Inc.
Margaret Vernal, Esq., Chief Legal Officer and General Counsel, Voyager Technologies, Inc.
Lewis Kneib, Esq., Latham & Watkins LLP